As filed with the Securities and Exchange Commission on July 24, 2007

Registration Number 333-138068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________________________

ATLAS RESOURCES PUBLIC #16-2007 PROGRAM
(Exact name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)
____________________________________

1311
(Primary Standard Industrial Classification Code Number)
____________________________________

Not Applicable
(IRS Employer Identification Number)
____________________________________

311 Rouser Road
Moon Township, Pennsylvania 15108
(412) 262-2830
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
____________________________________

Jack L. Hollander, Senior Vice President - Direct Participation Programs
Atlas Resources, LLC
311 Rouser Road, Moon Township, Pennsylvania 15108
(412) 262-2830
(Name, address, including zip code, and telephone
number, including area code, of agent for service)
____________________________________

With a Copy to:
Wallace W. Kunzman, Jr., Esq.
Kunzman & Bollinger, Inc.
5100 N. Brookline
Suite 600
Oklahoma City, Oklahoma 73112
____________________________________

As soon as practicable after this Registration Statement becomes effective.
(Approximate Date of Commencement of Proposed Sale to the Public)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒
____________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Unit Amounts to be Registered	Dollar Amounts to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Investor General Partner Units (1)	19,900	$199,000,000	$10,000	$199,000,000	$21,293.00
Converted Limited Partner Units (2)	19,900	- 0 -	- 0 -	- 0 -	- 0 -
Limited Partner Units (3)	100	$1,000,000	$10,000	$1,000,000	$107.00
TOTAL	20,000	$200,000,000		$200,000,000	$21,400.00

(1)	“Investor General Partner Units” means the investor general partner interests offered to participants in the program.
(2)
“Converted Limited Partner Units” means up to 19,900 limited partner units into which the investor general partner units automatically will be converted by the managing general partner with no additional price paid by the investor.

(3)	“Limited Partner Units” means up to 100 initial limited partner interests offered to participants in the program.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

1(a)	Proposed form of Dealer-Manager Agreement with Anthem Securities, Inc. (4)

3(a)	Certificate of Organization of Atlas Resources, LLC (1)

3(b)	Operating Agreement of Atlas Resources, LLC (1)

4(a)	Certificate of Limited Partnership for Atlas America Public #16-2007(A) L.P. (1)

4(b)	Certificate of Limited Partnership for Atlas America Public #16-2007(B) L.P. (1)

4(c)
Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #16-2007(A) L.P. [Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #16-2007(B) L.P.] (See Exhibit (A) to Prospectus)

4(d)	Amendment to the Certificate of Limited Partnership for Atlas America Public #16-2007(A) L.P. (2)

4(e)	Amendment to the Certificate of Limited Partnership for Atlas America Public #16-2007(B) L.P. (2)

5	Opinion of Kunzman & Bollinger, Inc. as to the legality of the Units (2)

8	Opinion of Kunzman & Bollinger, Inc. as to federal tax matters (2)

10(a)	Escrow Agreement for Atlas Resources Public #16-2007(A) L.P. (3)

10(b)
Form of Drilling and Operating Agreement for Atlas Resources Public #16-2007(A) L.P. [Atlas Resources Public #16-2007(B) L.P.] (See Exhibit (II) to the Form of Limited Partnership Agreement, Exhibit (A) to Prospectus)

10(c)	Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10(d)
Guaranty dated August 12, 2003 between First Energy Corp. and Atlas Resources, Inc. to Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10(e)
Master Natural Gas Gathering Agreement dated February 2, 2000 among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation (1)

10(f)
Omnibus Agreement dated February 2, 2000 among Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation, and Atlas Pipeline Operating Partnership, L.P., and Atlas Pipeline Partners, L.P. (1)

10(g)
Natural Gas Gathering Agreement dated January 1, 2002 among Atlas Pipeline Partners, L.P., and Atlas Pipeline Operating Partnership, L.P. and Atlas Resources, Inc., and Atlas Energy Group, Inc. and Atlas Noble Corporation, and Resource Energy Inc., and Viking Resources Corporation (1)

1

10(h)	Base Contract for Sale and Purchase of Natural Gas dated November 13, 2002 Between UGI Energy Services, Inc. and Viking Resources Corp. (1)

10(h)(1)	First Amendment to Base Contract for Sale and Purchase of Natural Gas (2)

10(h)(2)	Second Amendment to Base Contract for Sale and Purchase of Natural Gas (2)

10(h)(3)	Third Amendment to Base Contract for Sale and Purchase of Natural Gas (2)

10(i)	Guaranty dated June 1, 2004 between UGI Corporation and Viking Resources Corp. (1)

10(j)	Guaranty as of December 7, 2004 between FirstEnergy Corp. and Atlas Resources, Inc. (1)

10(k)
Confirmation of Gas Purchase and Sales Agreement dated November 17, 2004 between Atlas Resources, Inc. et. al. and First Energy Solutions Corp. for the period from April 1, 2006 through March 31, 2007 production/calendar periods (1)

10(l)	Transaction Confirmation dated December 14, 2004 between Atlas America, Inc. and UGI Energy Services, Inc. d/b/a GASMARK (1)

10(m)	Drilling and Operating Agreement Dated September 15, 2004 by and between Atlas America, Inc. and Knox Energy, LLC (1)

10(n)	Guaranty dated January 1, 2005 between UGI Corporation and Viking Resources Corp. (1)

10(o)	Escrow Agreement for Atlas Resources Public #16-2007(B) L.P. (3)

10(p)
Amendment among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., Viking Resources Corporation, Atlas Noble Corp., and Atlas Resources, Inc. to the Master Natural Gas Gathering Agreement dated February 2, 2000 and the Natural Gas Gathering Agreement dated January 1, 2002 (1)

10(q)	Contribution, Conveyance and Assumption Agreement dated December 18, 2006 among Atlas America, Inc., Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (2)

10(r)	Omnibus Agreement dated December 18, 2006 between Atlas Energy Resources, LLC and Atlas America, Inc. (2)

10(s)	Management Agreement dated December 18, 2006 among Atlas Energy Resources, LLC, Atlas Energy Operating Company, LLC, and Atlas Energy Management, Inc. (2)

10(t)
Amendment and Joinder to Omnibus Agreement dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (2)

10(u)
Amendment and Joinder to Gas Gathering Agreements dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, Atlas America, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (2)

10(v)
Revolving Credit Agreement dated as of December 18, 2006 Among Atlas Energy Operating Company, LLC, as Borrower; AER Pipeline Construction, Inc., AIC, LLC, Atlas America, LLC, Atlas Energy Ohio, LLC, Atlas Energy Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, REI-NY, LLC, Resource Energy, LLC, Resource Well Services, LLC, and Viking Resources LLC as Guarantors; Wachovia Bank, National Association as Administrative Agent and Issuing Bank; Bank Of America, N.A. and Compass Bank as Co-Syndication Agents; Bank Of Oklahoma, N.A., U.S. Bank, National Association and BNP Paribas as Co-Documentation Agents and the Lenders Signatory Hereto $250,000,000 Senior Secured Revolving Credit Facility Wachovia Capital Markets, LLC as Lead Arranger (2)

2

10(w)	Continuing Guaranty Agreement dated December 18, 2006 by Atlas Energy Resources, LLC in Favor of Wachovia Bank, National Association, as Administrative Agent for the Lenders (2)

10(x)	Amendment No. 1 to Amended and Restated Operating Agreement of Atlas Energy Resources, LLC dated June 29, 2007

10(y)
Credit Agreement dated as of June 29, 2007 among Atlas Energy Resources, LLC, as Parent Guarantor, Atlas Energy Operating Company, LLC, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Wachovia Bank, National Association, as Syndicated Agent, and Bank of America, N.A., BNP Paribas, Royal Bank of Canada and UBS AG, Stamford Branch, as Co-Documentation Agents, and the Lenders Party Hereto Sole Lead Arranger and Sole Bookrunner J.P. Morgan Securities Inc.

10(z)	Voting Agreement Dated as of June 29, 2007 Between Atlas America, Inc. and Atlas Energy Management, Inc.

10(aa)	Registration Rights Agreement dated as of June 29, 2007

23(a)	Consent of Independent Registered Public Accounting Firm (5)

23(b)	Consent of Kunzman & Bollinger, Inc. (See Exhibits 5 and 8)

23(c)	Consent of Wright & Company, Inc. (5)

23(d)	Consent of United Energy Development Consultants, Inc. (3)

24	Power of Attorney (2)
______
(1)	Previously filed in the Registration Statement dated October 18, 2006
(2)	Previously filed in Pre-Effective Amendment No. 1 dated January 16, 2007
(3)	Previously filed in Pre-Effective Amendment No. 2 dated February 23, 2007
(4)	Previously filed in Pre-Effective Amendment No. 3 dated March 15, 2007
(5)	Previously filed in Post-Effective Amendment No. 1 dated March 27, 2007
(b)	Financial Statement Schedules

All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moon Township, Pennsylvania on July 24, 2007.

ATLAS RESOURCES PUBLIC #16-2007 PROGRAM (Registrant)

By:	Atlas Resources, LLC,
Managing General Partner

By:	/s/ Jack L. Hollander
Jack L. Hollander, pursuant to the Registration Statement, has been granted Power of Attorney and is signing on behalf of the names shown below, in the capacities indicated.	Jack L. Hollander, Senior Vice President - Direct Participation Programs

In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Freddie M. Kotek	President, Chief Executive Officer and Chairman of the Board of Directors	July 24, 2007
Frank P. Carolas	Executive Vice President - Land and Geology and a Director	July 24, 2007
Jeffrey C. Simmons	Executive Vice President - Operations and a Director	July 24, 2007
Nancy J. McGurk	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	July 24, 2007

As filed with the Securities and Exchange Commission on July 24, 2007

Registration Number 333-138068

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXHIBITS
TO
POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ATLAS RESOURCES PUBLIC #16-2007 PROGRAM
(Exact name of Registrant as Specified in its Charter)

Jack L. Hollander, Senior Vice President - Direct Participation Programs
Atlas Resources, LLC
311 Rouser Road, Moon Township, Pennsylvania 15108
(412) 262-2830
(Name, Address and Telephone Number of Agent for Service)

Copies to:

Wallace W. Kunzman, Jr., Esq. Kunzman & Bollinger, Inc. 5100 N. Brookline, Suite 600 Oklahoma City, Oklahoma 73112	Jack L. Hollander Atlas Resources, LLC 311 Rouser Road Moon Township, Pennsylvania 15108

EXHIBIT INDEX

Exhibit No.	Description
1(a)	Proposed form of Dealer-Manager Agreement with Anthem Securities, Inc. (4)
3(a)	Certificate of Organization of Atlas Resources, LLC (1)
3(b)	Operating Agreement of Atlas Resources, LLC (1)
4(a)	Certificate of Limited Partnership for Atlas America Public #16-2007(A) L.P. (1)
4(b)	Certificate of Limited Partnership for Atlas America Public #16-2007(B) L.P. (1)
4(c)
Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #16-2007(A) L.P. [Form of Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public #16-2007(B) L.P.] (See Exhibit (A) to Prospectus)

4(d)	Amendment to the Certificate of Limited Partnership for Atlas America Public #16-2007(A) L.P. (2)
4(e)	Amendment to the Certificate of Limited Partnership for Atlas America Public #16-2007(B) L.P. (2)
5	Opinion of Kunzman & Bollinger, Inc. as to the legality of the Units (2)
8	Opinion of Kunzman & Bollinger, Inc. as to federal tax matters (2)
10(a)	Escrow Agreement for Atlas Resources Public #16-2007(A) L.P. (3)
10(b)
Form of Drilling and Operating Agreement for Atlas Resources Public #16-2007(A) L.P. [Atlas Resources Public #16-2007(B) L.P.] (See Exhibit (II) to the Form of Limited Partnership Agreement, Exhibit (A) to Prospectus)

10(c)	Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)
10(d)
Guaranty dated August 12, 2003 between First Energy Corp. and Atlas Resources, Inc. to Gas Purchase Agreement dated March 31, 1999 between Northeast Ohio Gas Marketing, Inc., and Atlas Energy Group, Inc., Atlas Resources, Inc., and Resource Energy, Inc. (1)

10(e)
Master Natural Gas Gathering Agreement dated February 2, 2000 among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation (1)

10(f)
Omnibus Agreement dated February 2, 2000 among Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation, and Atlas Pipeline Operating Partnership, L.P., and Atlas Pipeline Partners, L.P. (1)

10(g)
Natural Gas Gathering Agreement dated January 1, 2002 among Atlas Pipeline Partners, L.P., and Atlas Pipeline Operating Partnership, L.P. and Atlas Resources, Inc., and Atlas Energy Group, Inc. and Atlas Noble Corporation, and Resource Energy Inc., and Viking Resources Corporation (1)

10(h)	Base Contract for Sale and Purchase of Natural Gas dated November 13, 2002 Between UGI Energy Services, Inc. and Viking Resources Corp. (1)
10(h)(1)	First Amendment to Base Contract for Sale and Purchase of Natural Gas (2)
10(h)(2)	Second Amendment to Base Contract for Sale and Purchase of Natural Gas (2)
10(h)(3)	Third Amendment to Base Contract for Sale and Purchase of Natural Gas (2)
10(i)	Guaranty dated June 1, 2004 between UGI Corporation and Viking Resources Corp. (1)
10(j)	Guaranty as of December 7, 2004 between FirstEnergy Corp. and Atlas Resources, Inc. (1)
10(k)
Confirmation of Gas Purchase and Sales Agreement dated November 17, 2004 between Atlas Resources, Inc. et. al. and First Energy Solutions Corp. for the period from April 1, 2006 through March 31, 2007 production/calendar periods (1)

i

Exhibit No.	Description
10(l)	Transaction Confirmation dated December 14, 2004 between Atlas America, Inc. and UGI Energy Services, Inc. d/b/a GASMARK (1)
10(m)	Drilling and Operating Agreement Dated September 15, 2004 by and between Atlas America, Inc. and Knox Energy, LLC (1)
10(n)	Guaranty dated January 1, 2005 between UGI Corporation and Viking Resources Corp. (1)
10(o)	Escrow Agreement for Atlas Resources Public #16-2007(B) L.P. (3)
10(p)
Amendment among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., Viking Resources Corporation, Atlas Noble Corp., and Atlas Resources, Inc. to the Master Natural Gas Gathering Agreement dated February 2, 2000 and the Natural Gas Gathering Agreement dated January 1, 2002 (1)

10(q)	Contribution, Conveyance and Assumption Agreement dated December 18, 2006 among Atlas America, Inc., Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (2)
10(r)	Omnibus Agreement dated December 18, 2006 between Atlas Energy Resources, LLC and Atlas America, Inc. (2)
10(s)	Management Agreement dated December 18, 2006 among Atlas Energy Resources, LLC, Atlas Energy Operating Company, LLC, and Atlas Energy Management, Inc. (2)
10(t)
Amendment and Joinder to Omnibus Agreement dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (2)

10(u)
Amendment and Joinder to Gas Gathering Agreements dated December 18, 2006, among Atlas Pipeline Partners, L.P. and Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, LLC, Viking Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, Atlas America, LLC, Atlas Energy Resources, LLC, and Atlas Energy Operating Company, LLC (2)

10(v)
Revolving Credit Agreement dated as of December 18, 2006 Among Atlas Energy Operating Company, LLC, as Borrower; AER Pipeline Construction, Inc., AIC, LLC, Atlas America, LLC, Atlas Energy Ohio, LLC, Atlas Energy Resources, LLC, Atlas Noble, LLC, Atlas Resources, LLC, REI-NY, LLC, Resource Energy, LLC, Resource Well Services, LLC, and Viking Resources LLC as Guarantors; Wachovia Bank, National Association as Administrative Agent and Issuing Bank; Bank Of America, N.A. and Compass Bank as Co-Syndication Agents; Bank Of Oklahoma, N.A., U.S. Bank, National Association and BNP Paribas as Co-Documentation Agents and the Lenders Signatory Hereto $250,000,000 Senior Secured Revolving Credit Facility Wachovia Capital Markets, LLC as Lead Arranger (2)

10(w)	Continuing Guaranty Agreement dated December 18, 2006 by Atlas Energy Resources, LLC in Favor of Wachovia Bank, National Association, as Administrative Agent for the Lenders (2)
10(x)	Amendment No. 1 to Amended and Restated Operating Agreement of Atlas Energy Resources, LLC dated June 29, 2007
10(y)
Credit Agreement dated as of June 29, 2007 among Atlas Energy Resources, LLC, as Parent Guarantor, Atlas Energy Operating Company, LLC, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Wachovia Bank, National Association, as Syndicated Agent, and Bank of America, N.A., BNP Paribas, Royal Bank of Canada and UBS AG, Stamford Branch, as Co-Documentation Agents, and the Lenders Party Hereto Sole Lead Arranger and Sole Bookrunner J.P. Morgan Securities Inc.

10(z)	Voting Agreement Dated as of June 29, 2007 Between Atlas America, Inc. and Atlas Energy Management, Inc.
10(aa)	Registration Rights Agreement dated as of June 29, 2007
23(a)	Consent of Independent Registered Public Accounting Firm (5)
23(b)	Consent of Kunzman & Bollinger, Inc. (See Exhibits 5 and 8)

ii

Exhibit No.	Description
23(c)	Consent of Wright & Company, Inc. (5)
23(d)	Consent of United Energy Development Consultants, Inc. (3)
24	Power of Attorney
___________
(1)	Previously filed in the Registration Statement dated October 18, 2006
(2)	Previously filed in Pre-Effective Amendment No. 1 dated January 16, 2007
(3)	Previously filed in Pre-Effective Amendment No. 2 dated February 23, 2007
(4)	Previously filed in Pre-Effective Amendment No. 3 dated March 15, 2007
(5)	Previously filed in Post-Effective Amendment No. 1 dated March 27, 2007

iii